United States securities and exchange commission logo





                               July 17, 2023

       Christopher Virostek
       Chief Financial Officer
       West Fraser Timber Co. Ltd.
       1500     885 West Georgia Street
       Vancouver , British Columbia
       Canada V6C 3E8

                                                        Re: West Fraser Timber
Co. Ltd.
                                                            Form 40-F for the
Year Ended December 31, 2022
                                                            File No. 1-39974

       Dear Christopher Virostek:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to our comment, we may have additional comments.

       Form 40-F for the Year Ended December 31, 2022

       Exhibits 99.4 and 99.5 Section 302 Certifications, page 1

   1.                                                   We note that your
Section 302 Certifications filed as Exhibit 99.4 and 99.5 do not include paragraph 4(b) or the
introductory language in paragraph 4 referring to internal control over financial
reporting. Paragraph 4(b) should state that you have    Designed such
                                                        internal control over
financial reporting, or caused such internal control over financial reporting to be
designed under our supervision, to provide reasonable assurance regarding the reliability of
financial reporting and the preparation of financial statements for external purposes in accordance
with generally accepted accounting principles.    In light of the
                                                        fact that this is the
second Form 40-F you have filed since your registration, it appears that this disclosure is
required. Please amend your Form 40-F to include revised certifications with this additional
disclosure. Your amended filings should include the cover page, explanatory note,
signature page and paragraphs 1, 2, 4 and 5 of the Section 302
                                                        Certifications. See
General Instruction B(6) of the Form 40-F and Question 246.13 of the
  Christopher Virostek
West Fraser Timber Co. Ltd.
July 17, 2023
Page 2
         SEC Staff   s Regulation S-K Compliance & Disclosure Interpretations.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastName Christopher Virostek                    Sincerely,
Comapany NameWest Fraser Timber Co. Ltd.
                                                           Division of
Corporation Finance
July 17, 2023 Page 2                                       Office of
Manufacturing
FirstName LastName